Exhibit 99.1

Canaan Inc. Provides March 2026 Bitcoin Production and Mining Operation Updates

Expanded North American capacity with over 10 MW added

Achieved record high cryptocurrency treasury of 1,808 BTC and 3,952 ETH

SINGAPORE, April 15, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending March 31, 2026.

Management Commentary

“As we expand our role within the broader energy ecosystem, we enhanced our operational foundation in parallel,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “Despite a challenging macro backdrop, March was a month of solid execution. We delivered 89 BTC, growing our total cryptocurrency treasury to a record high of 1,808 BTC and 3,952 ETH.”

Zhang continued, “Against the backdrop that Bitcoin's average network hashrate experienced the largest quarterly decline since 2021, we continued to grow our deployed hashrate and installed power capacity, adding over 10 MW to our network during the month. Our global installed power capacity reached 266.3 MW, supplemented by an additional 120 MW from our recently acquired joint ventures in Texas. We also continued to improve fleet efficiency, bringing our average miner efficiency to 18.7 J/TH in North America, reflecting our disciplined approach to operational and cost management.”

“With our Canada ‘gas-to-compute’ project coming online, we are advancing our position within the broader energy ecosystem. Looking ahead, we see our role evolving beyond traditional mining toward a vertically integrated energy infrastructure platform. By combining compute with energy optimization, including heat exchange and reuse, we can improve efficiency while allowing bitcoin mining to operate as a flexible load that supports grid stability. We believe this strategy positions us to capture long-term opportunities at the intersection of energy and compute.”

March 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	89 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,808 BTC 3,952 ETH
Month-End Deployed Hashrate (EH/s)	Non-JV: 10.97 EH/s JV4: 4.4 EH/s
Month-End Operating Hashrate (EH/s)	Non-JV: 6.89 EH/s JV4: N/A
Month-End Average Revenue Split[2]	59.4% (excluding JV ownership)
Average All-in Power Cost During the Month[3]	US$0.044/kWh

March 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	Non-JV: 18.7 J/TH JV4: 25.7 J/TH	29.3 J/TH	Non-JV: 23.6 J/TH JV4: 25.7 J/TH
Month-End Installed Power Capacity	Non-JV: 108.8 MW JV4: 120 MW	157.5 MW	Non-JV: 266.3 MW JV4: 120 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its balance sheet, including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.
4.	“JV” represents the Company’s 49% stake in the Alborz, Bear, and Chief Mountain facilities in West Texas. JV metrics are shown separately and are not included in bitcoin production or average all-in power cost calculations.

Current Mining Projects (As of March 31, 2026)：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[5]	Installed Computing Power[6]	Expected Computing Power[7]	Estimated Total Computing Power[8]
Global	13	11.29 EH/s	15.37 EH/s	0.26 EH/s	15.63 EH/s
America	5	4.38 EH/s	5.82 EH/s	0.00 EH/s	5.82 EH/s
JV-WindHQ	3	4.40 EH/s	4.40 EH/s	0.00 EH/s	4.40 EH/s
Canada	1	0.05 EH/s	0.06 EH/s	0.10 EH/s	0.16 EH/s
Ethiopia	2	2.36 EH/s	4.96 EH/s	0.16 EH/s9	5.12 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0.00 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

5.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline.
6.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
7.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.
8.	Defined as the sum of Installed Computing Power and Expected Computing Power.
9.	Equipment is in transit to the project sites.

Recent Corporate Updates:

Announced CEO and CFO’s Increased Shareholdings Through Open Market Purchases

On March 3, 2026, the Company announced that Chairman and Chief Executive Officer Nangeng Zhang and Chief Financial Officer Jin “James” Cheng purchased an additional 1,456,547 ADSs in the open market at an average price of US$0.51 per ADS, in compliance with the Company’s internal trading policies and applicable securities regulations. The purchases further align management with shareholder interests and reflect their continued confidence in the Company’s long-term strategy and growth prospects.

Acquired Cipher Mining’s 49% Interest in ABC Projects Totaling ~4.4 EH/s in West Texas

On February 23, 2026, the Company acquired Cipher Mining Inc.’s (NASDAQ: CIFR) 49% equity interest in a joint venture in West Texas, comprising Alborz LLC, Bear LLC, and Chief Mountain LLC (collectively, the "ABC Projects"), and totaling approximately 4.4 EH/s of operational hashrate capacity. The transaction was completed through a non-cash equity issuance at approximately US$0.74 per ADS, with total consideration of approximately US$39.75 million, making Cipher a significant shareholder of the Company. The transaction also includes the purchase of 6,840 Avalon® A15Pro mining machines, which further expands the Company’s self-mining scale and U.S. power infrastructure footprint. The ABC Projects bring significant experience in demand response and energy arbitrage within the ERCOT grid, reinforcing the Company’s strategy to enhance grid stabilization and operational flexibility amid rising data center demand.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com